UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 403rd MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 06th, 2020

1.         DATE, TIME AND PLACE: At 9:00 a.m., on March 06th 2020, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve, the 2020 Short Term incentives targets for the Executive Officers, according to document filed in the Company’s headquarters.

(iii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020026-C, the favorable vote to its representatives in the controlled companies' deliberative bodies regarding: (i) the participation of the Distribution Companies of the CPFL Group (“Distributors”) in the new energy auction "A-4", which will be held on May 28th, 2020, and (ii) the approval of the maximum amounts of energy to be declared to the Ministry of Mines and Energy (“MME”), in compliance with the legislation that obliges Distributors to guarantee the supply of energy for 100% of their consumer market, being: (a) For Companhia Paulista de Força e Luz ("CPFL Paulista") 0 (zero) MWa in the "A-4" Auction; (b) For Companhia Piratininga de Força e Luz ("CPFL Piratininga") 0 (zero) MWa in the "A-4" Auction; (c) For Companhia Jaguari de Energia ("CPFL Santa Cruz") 0 (zero) MWa in the "A-4" Auction; and (d) For RGE Sul Distribuidora de Energia S.A. ("RGE") 0 (zero) MWa in the "A-4" Auction.

(iv) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2019397-Pi, the favorable vote to its representatives in the deliberative bodies of its controlled companies for obtaining construction services of the Substation Santos 8 – Porto for Companhia Piratininga de Força e Luz (“CPFL Piratininga”) according to the CPFL’s Electrical System Expansion Plan (PESE) that foresees the growth of the electrical energy market and for the purpose of improving the attendance, increasing the available capacity, allowing the expansion of the port region and ensuring greater reliability in the supply to the Santos Port, from the supplier “A”, with all taxes and expenses included, and annual readjustment limited to the percentage of variation of the IPCA indicator, for an execution period up to 26 (twenty six) months after contract execution on price basis of November/2019.

(v) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2019307-RS, the obtaining services for the expansion and modernization of Triunfo and São Borja Substations 1 by RGE Sul Distribuidora de Energia S.A. (“RGE”), from the supplier “A”; and To take cognizance and vote in favor of the obtaining by RGE of services for extension and modernization of the substations Palmeira das Missões, Planalto, Tapera 1, Três Coroas, Vale do Sol, Triunfo and São Borja 1 in order to support the CPFL’s Group Electrical System Expansion Plan (PESE) that foresees growth of the electrical energy market in these regions, from the suppliers “A”, “B”, “C” and “D”. In all cases all taxes and expenses are included, for a period up to 18 (eighteen) months, with yearly readjustment limited to the percentage of variation of the IPCA indicator applied from the date of the contract execution and on price basis of September/2019.

The following items were presented: (a) Corporate Risk Map; (b) Monthly Results (January/2020); (c) Monthly Health and Safety Report; (d) Business Development Follow Up; (e) Dams Status; and (f) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, March 06th, 2020.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.